

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 26, 2016

Kenneth L. Josselyn
200 West Street
New York, New York 10282

RE: Goldman Sachs Group, Inc.
Schedule TO-I filed July 20, 2016
Filed by Goldman Sachs Group, Inc. et al.
File No. 5-56295

Dear Mr. Josselyn:

We have reviewed the above-captioned filing, and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Section 1. Number of Apex; Expiration Time

1. Please revise to expressly state the number of securities sought in the tender offer on a class-by-class basis. At present, the amount of securities sought appears to have been expressed only as a dollar amount on the cover page of the Offer to Purchase as well as this section. The current formulation is inexact and does not satisfy the issuer's codified obligation to identify the amount of securities sought in each class using a metric denominated as the total number of securities sought in the offer. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A. Refer also to Rule 14e-1(b) of Regulation 14E.

Proration, page 11

2. We noticed the disclosure on the cover page that indicated, "[b]ecause the two series of Apex are substantially similar, we are treating them as a single class for purposes of the Offer, including proration." Notwithstanding the issuer's preferred treatment, please confirm for us that the two series of securities sought are actually members of the same class, or revise. Proration may only be undertaken on a class-by-class basis. Refer to Rule 13e-4(f)(3).

Section 6. Conditions of the Offer

3. Please revise to indicate that security holders may challenge the issuer's determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead indicates that any of the issuer's determinations will be "final and binding."

4. The representation that the issuer's failure "at any time" to exercise any of the rights conferred by the conditions "will not be deemed a waiver of any right" suggests that the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet the tender offer may proceed without making a disclosure. As stated elsewhere in the Offer to Purchase, the issuer must amend the offer to disclose material changes. Please be advised that to the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to pay for shares tendered, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. To the extent a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise the closing paragraph to remove this inconsistency with respect to the issuer's stated understanding of its planned treatment of material changes.

5. The conditions have been characterized as "an ongoing right that may be asserted at any time…" Please revise to conform to the earlier statement that confirms the issuer is aware the tender offer conditions may only be asserted up until the time of tender offer expiration and, by implication, not on a post-expiration basis before payment has been made.

Certain Financial Information, page 21

6. Item 10 of the Schedule TO filed by the issuer indicates a determination has been made that the disclosure that could be provided pursuant to the application of this item is not applicable in the context of this tender offer. Notwithstanding this decision, the "2015 Form 10-K," as named in the Offer to Purchase, has been incorporated by reference. Given that the issuer tender offer appears to be subject to a financing condition and the corresponding unavailability of the safe harbor in Instruction 2 to Item 10 of Schedule TO, please provide us with a brief legal analysis that supports the ostensible conclusion reached on the application of Item 10 to this transaction. In addition, please advise us why the referenced financial information has nevertheless been included via incorporation by reference.

Cover Page | Schedule TO

7. The cover page of Schedule TO indicates that Goldman Sachs Group, Inc., was joined by both Goldman Sachs Capital II and III in being identified as a "Subject Company (Issuer)." Please advise us, with a view toward revised disclosure, how this determination was made. Refer to Rule 13e-4(a)(1).

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from an authorized representative of the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Alan J. Sinsheimer, Esq.